Exhibit 99.1

Notice of convocation of Panasonic IS’s general meeting of shareholders and attachments thereto

(English translation)

Panasonic Information Systems Co., Ltd.

19-19 Chayamachi, Kita-ku, Osaka

June 4, 2015

To our shareholders:

Notice for Convocation of the 17th Regular Meeting of Shareholders

Thank you for your continued support.

Panasonic Information Systems Co., Ltd. will hold its 17th regular meeting of shareholders as described below. All shareholders are cordially requested to attend the meeting.

If you are unable to attend the meeting in person, you can exercise voting rights either by returning the enclosed voting form by mail or by voting electronically via the Internet. If doing so, you are kindly requested to examine the enclosed reference materials for the regular meeting of shareholders and exercise your voting rights by either of the methods described on the following page, by 5 p.m. on Thursday, June 18, 2015.

Very truly yours,

Kazuhiro Maegawa

President and Representative Director

1. Date and time:	10 a.m. on Friday, June 19, 2015

2. Venue:	Zuicho Room, 6th fl., Hotel Hankyu International 19-19 Chayamachi, Kita-ku, Osaka

3. Meeting Agenda:	Matters to be Reported <omitted> Proposal to be Voted On
	Item 1:	Approval of the Share Exchange Agreement between
the Company and Panasonic Corporation
	Item 2:	<omitted>

4. Disclosure via the Internet

Of the information to be provided with this Notice for Convocation, the following matters are not covered in the documents attached hereto because they are disclosed on our Internet website (http://is-c.panasonic.co.jp/) in accordance with laws and ordinances and the provisions of Article 15 of the Articles of Incorporation.

•

System to ensure that the Directors perform their duties in compliance with laws and ordinances as well as the Articles of Incorporation, and other systems for ensuring appropriate business operations.

•	Notes to Consolidated Financial Statements

•	Notes to Non-Consolidated Financial Statements

•

“The Provisions of the Articles of Incorporation of Panasonic” and “The Contents of the Financial Statements, etc. for the Most Recent Business Year of Panasonic” referred to in Agenda Item No. 1 in the Reference Materials for the Regular Meeting of Shareholders

5. Exercising Voting Rights

(1)	Exercising voting rights by mail

Please indicate your approval or disapproval of each of the proposals on the enclosed voting form and return it by mail so that it arrives by 5 p.m. on Thursday, June 18, 2015.

(2)	Exercising voting rights via the Internet

Please access the website at http://www.web54.net/ and exercise your voting rights by 5 p.m. on Thursday, June 18, 2015.

Notes:

1.	If you attend the meeting in person, please submit the enclosed voting form at the reception desk on the day of the meeting.

2.	If any revisions are made to the Reference Materials for the Regular Meeting of Shareholders, the Business Report, the Non-consolidated Financial Statements, or the Consolidated Financial Statements through the day prior to the date of the shareholders’ meeting, notice will be posted on our website (http://is-c.panasonic.co.jp/).

Reference Materials for the Regular Meeting of Shareholders

Agenda Item No. 1:	Approval of the Share Exchange Agreement between the Company and Panasonic Corporation

Panasonic Information Systems Co., Ltd. (“the Company”) and Panasonic Corporation (“Panasonic”) resolved at meetings of respective companies’ Board of Directors held on February 3, 2015, to conduct a share exchange (the “Share Exchange”) in order to make the Company a wholly-owned subsidiary of Panasonic, and both companies have executed a share exchange agreement (the “Share Exchange Agreement”).

Therefore, the Company would like you to approve the Share Exchange Agreement.

The effective date of the Share Exchange is scheduled to be August 1, 2015. Also, Panasonic plans to implement the Share Exchange in the form of a summary share exchange (kan-i kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of its own shareholders.

If this Agenda Item is approved, the Company will become a wholly-owned subsidiary of Panasonic as of the effective date of the Share Exchange, i.e., August 1, 2015. The shares of the Company are scheduled to be delisted from the Tokyo Stock Exchange as of July 29, 2015 (the last trading date of the shares is scheduled to be July 28, 2015).

In addition, on the assumption that the Company would become a wholly-owned subsidiary of Panasonic upon the completion of the Share Exchange, the Company and Panasonic have commenced consultations concerning business succession by way of an assignment of business of Corporate Information Systems Company, an internal divisional company of Panasonic that has performed a significant role in the IT functions of the Panasonic Group, from Panasonic to the Company around October 2015 (the “Assignment of Business”).

The reason for conducting the Share Exchange, the outline of the details of the Share Exchange Agreement and other matters relating to this Agenda Item are as described below:

1. Reason for this Transaction

Since its establishment in 1918, Panasonic has been conducting business broadly in the electronics industry, guided by its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.”

On the other hand, the Company, which had originally been the information system department of Matsushita Electric Works, Ltd. (“Matsushita Electric Works”), was established in 1999 as a wholly-owned subsidiary of Matsushita Electric Works, with the business purpose of integration, operation and management of systems related to information processing. Thereafter, in July 2001, the Company registered its stock for trading on the over-the-counter market with the Japan Securities Dealers Association; in December 2003, the Company listed its stock on the Second Section of the Tokyo Stock Exchange; and in November 2004, its stock was allocated to the First Section of the Tokyo Stock Exchange. As Matsushita Electric Works, the parent company of the Company, became a subsidiary of Matsushita Electric Industrial Co., Ltd. (currently, Panasonic) in April 2004, the Company has become a subsidiary of Panasonic since then.

The Company has been providing IT support, such as the construction and operation of production management systems and an online order receiving system within its group for over 50 years, including during the period when the Company was a department of Matsushita Electric Works. In addition, the Company has provided total solutions for information systems, including planning, designing, developing, operating and maintaining information systems for customers both within and outside of its group. The Company has developed into a high-revenue company by taking advantage of, among other things, its development skills and operational capabilities, which have been strengthened through the opportunities the Company has had meeting the various needs of its group, as well as the Company’s expertise in promoting rationalization and efficiency, which the Company has gained serving customers outside of its group during the more than 15 year period since its establishment as a separate company.

In the Company’s midterm management plan for fiscal years 2013-2015 which the Company formulated in 2013, the Company establishes key business goals for the development of the Company, which include “collaboration with the Panasonic Group” in addition to “ICT infrastructure service,” “system integration of core functions” and “creation of something new.” The Company has taken steps to further strengthen its partnership with each company of the Panasonic group, and the Company has developed IT solutions that utilize products and services provided by the Panasonic group as well as IT services provided by the Company.

While the Company and Panasonic have thus far shared their management strategy as group companies to implement various measures for their business including the measures mentioned above, they mutually recognize that, in order to meet the further increasing competition in the market going forward, prompt decision making, flexible organizational restructuring and the reallocation of management resources will be required, and that it will be essential for them to utilize IT more effectively and efficiently as the Panasonic group. Furthermore, the Company has thus far created and provided IoT (Internet of Things) solutions with high added value by utilizing management resources within the group. Such solutions include, among other things, energy management support solutions and solutions for leisure facilities. However, the Company has recognized that it is imperative for it to secure additional management resources in order to consistently create new IT value in the future and to enhance their presence as an IT business company and its competitive advantage in the industry.

In such circumstances, taking the proposal of Panasonic as an opportunity, the Company and Panasonic have, since early November 2014, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, the Company and Panasonic came to mutually recognize and agree that it would be highly beneficial for them to conduct the Share Exchange Agreement and the Assignment of Business or other measures so that the Company can more proactively utilize the management resources of Panasonic that will serve as the basis of the future growth and development of the Company, thereby contributing to increase of the corporate value of not only the Company but also the entire Panasonic Group. To that end, the Company and Panasonic came to the conclusion that it is essential and requisite to make the Company a wholly-owned subsidiary by way of the Share Exchange in order for the Company to make a prompt and flexible business judgments aiming to implement the above-mentioned steps.

Through taking a series of steps of the Share Exchange and the Assignment of Business, the Company intends to establish a structure that will enable them to expeditiously and efficiently implement the IT strategy most appropriate for the Panasonic group and thereby devote its concentrated efforts on enhancing shareholder value.

2. Outline of the details of the Share Exchange Agreement

The details of the Share Exchange Agreement executed between the Company and Panasonic on February 3, 2015 are as described below:

<Omitted (Share Exchange Agreement)>

3. Matters Pertaining to the Adequacy of the Consideration for the Share Exchange

(1) Matters Pertaining to the Adequacy of the Total Number and Allotment of the Consideration for the Share Exchange

	Allotment in the Share Exchange

Company name	Panasonic (wholly-owning parent company in share exchange)	The Company (wholly-owned subsidiary in share exchange)
Contents of allotment in the Share Exchange	1	2.5
Number of shares to be delivered upon the Share Exchange	Common stock: 9,671,070 shares (scheduled)

Note 1:	Share allotment ratio

2.5 shares of Panasonic will be allotted and delivered in exchange for each share of the Company; provided, however, that no shares will be allotted in the Share Exchange for the shares of the Company held by Panasonic (6,787,200 shares as of February 3, 2015).

Note 2:	Number of shares to be delivered upon the Share Exchange

Upon the Share Exchange, Panasonic shall deliver the number of shares of Panasonic calculated by multiplying the total number of shares of the Company held by the shareholders of the Company (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all shares of the Company (excluding shares of the Company held by Panasonic) through the Share Exchange (the “Base Time”) by 2.5 to such shareholders of the Company in exchange for the shares of the Company held by such shareholders. In accordance with a resolution of the Board of Directors meeting of the Company that will be held by the day immediately preceding the effective date of the Share Exchange, the Company will cancel, by the Base Time, all of its treasury shares held by the Company and those to be held by the Company by the Base Time (including the treasury shares to be acquired through the share purchase in response to the exercise of the dissenters’ appraisal right stipulated in Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

Moreover, all of the shares to be delivered by Panasonic are scheduled to be sourced from the treasury shares held by Panasonic, and Panasonic does not plan to issue new shares upon the allotment in the Share Exchange. In addition, the number of shares to be delivered by Panasonic may be subject to change in the future due to reasons such as the cancellation of the treasury shares by the Company.

Note 3:	Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)

The shareholders who will hold shares of Panasonic constituting less than one (1) unit upon the Share Exchange will be entitled to use the following systems concerning shares of Panasonic. Shareholders cannot sell shares constituting less than one (1) unit in the financial instruments exchange market.

•	Further purchase (kaimashi) of shares constituting less than one (1) unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may purchase from Panasonic the number of shares that will achieve a total of one (1) unit (tangen) together with the number of shares constituting less than one (1) unit held by such shareholder.

•	Purchase (kaitori) by Panasonic of shares constituting less than one (1) unit (sale by a shareholder of shares constituting less than one (1) unit)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may request Panasonic to purchase the shares constituting less than one (1) unit held by such shareholder.

Note 4:	Treatment of any fractions of less than one (1) share

With respect to the shareholders of the Company who will receive the allotment of shares including fractions of less than one (1) share of Panasonic upon the Share Exchange, Panasonic will pay cash to each of such shareholders in proportion to the value of such fractions of less than one (1) share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

‚	Basis for Calculation of the Allotment Concerning the Share Exchange

(i)	Basis and Reason for Calculation of the Allotment Concerning the Share Exchange

In order to ensure the fairness and the appropriateness in calculating the share allotment ratio that will be applied to the Share Exchange described in 3.(1) above (the “Share Exchange Ratio”), Panasonic and the Company, respectively and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution, and the Company appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as the third-party valuation institutions.

Panasonic and the Company repeatedly held mutual negotiations and consultations, upon conducting careful reviews on the basis of the calculation results of the Share Exchange Ratio submitted by their respective third-party valuation institutions, as well as in consideration of the results of the due diligence conducted by each company with respect to the other party, while referring to the financial condition, asset status and future prospects of the Company and other related factors. As a result, Panasonic and the Company came to a conclusion that the Share Exchange Ratio is proper, and does not undermine the interests of their respective shareholders. Therefore, Panasonic and the Company executed the Share Exchange Agreement based on the resolutions of the respective Board of Directors meetings of Panasonic and the Company held on February 3, 2015 with respect to the implementation of the Share Exchange based on the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, the Share Exchange Ratio may be subject to change upon the consultation between Panasonic and the Company in the case of any material changes to the conditions that are the bases of the calculation.

(ii)	Matters Concerning Calculation

(a)	Names of the Valuation Institutions and their Relationships with the Listed Companies

Both Nomura Securities, which is acting as a third-party valuation institution of Panasonic, and SMBC Nikko Securities, which is acting as a third-party valuation institution of the Company, are valuation institutions independent of Panasonic and the Company, are not related parties of Panasonic and the Company, and do not have any material interest to be noted in connection with the Share Exchange.

(b)	Outline of Calculation

In the valuation of Panasonic, as shares of Panasonic are listed on the financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (with February 2, 2015, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6) month-period from August 4, 2014 to the calculation base date; the most recent three (3) month-period from November 4, 2014 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for Second Quarter and Six Months ended September 30, 2014”) to the calculation base date; the most recent one (1) month-period from January 5, 2015 to the calculation base date; the five (5) business days from January 27, 2015 to the calculation base date; and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange).

In the valuation of the Company, as shares of the Company are listed on the financial instruments exchange and a market share price exists, the average market price analysis (with February 2, 2015, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6) month-period from August 4, 2014 to the calculation base date; the most recent three (3) month-period from November 4, 2014 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for Second Quarter and Six Months ended September 30, 2014”) to the calculation base date; the most recent one (1) month-period from January 5, 2015 to the calculation base date; the five (5) business days from January 27, 2015 to the calculation base date; and the closing share price on the base date of the shares of the Company on the first section of the Tokyo Stock Exchange) was adopted for calculation. In addition, as there are several comparable listed companies for which comparison to the Company is possible, and analogical inference of share value is possible through the comparable company analysis, the comparable company analysis was adopted for the calculation. Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow analysis (the “DCF Analysis”) was adopted for the calculation.

The following shows the assessment ranges that were derived from each calculation method, when the share value per share of Panasonic is set at one (1).

Methodology adopted	Range of calculation of Share Exchange Ratio
Average Market Price Analysis	2.14-2.23
Comparable Company Analysis	1.96-2.86
DCF Analysis	2.38-3.81

In calculating the share exchange ratio above, Nomura Securities used information which was provided by both companies and public information without any independent verification for accuracy and completeness on the assumption that they are accurate and complete. Nomura Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include contingent liabilities) of both companies and their affiliates, including the analysis or valuation of individual assets or liabilities nor separately request any third-party institution to make such appraisal or assessment. The calculation of the share exchange ratio by Nomura Securities is based on the information available and economic conditions as of February 2, 2015. Nomura Securities also assumed that the financial projection of the Company had been reasonably prepared based on the best projection and judgment currently available to the management of both companies at this time.

The Company’s profit plan that Nomura Securities used as a basis for applying the DCF method does not contain a significant increase or decrease in earnings in any fiscal year.

On the other hand, SMBC Nikko adopted the market price analysis with respect to Panasonic since Panasonic’s common shares are listed on the financial instruments exchange and a market price exists.

In performing the market price analysis, SMBC Nikko set February 2, 2015 as the reference date, and used the simple average closing share prices of Panasonic on the first section of the Tokyo Stock Exchange during the most recent six (6) business days (the period commencing on January 26, 2015, the first business day following January 23, 2015, the day of the Company’s announcement of its financial results for the third quarter of the fiscal year ending March 31, 2015), the most recent month, and the most recent three (3) months, each ending on the reference date.

With respect to the Company, SMBC Nikko adopted the market price analysis since the Company’s common shares are listed on the first section of the Tokyo Stock Exchange and the market price exists, and the comparable multiple valuation method since there are several similar listed companies that can be compared with the Company and analogical reasoning is possible by comparing similar companies, as well as the “DCF Method” in order to reflect in the calculation the situation of future business activities.

In performing the market price analysis, SMBC Nikko set February 2, 2015 as the reference date, and used the simple average closing share prices of the Company on the first section of the Tokyo Stock Exchange during the most recent six (6) business days (the period commencing on January 26, 2015, the first business day following January 23, 2015, the day of the Company’s announcement of its financial results for the third quarter of the fiscal year ending March 31, 2015), the most recent month, and the most recent three (3) months, each ending on the reference date.

In performing the comparable companies analysis, SMBC Nikko selected DTS CORPORATION, KANEMATSU ELECTRONICS LTD., INFOCOM CORPORATION, Future Architect, Inc., and Saison Information Systems Co., Ltd., as comparable publicly traded companies which had similar characteristics with the Company, and applied EV/EBITDA multiple (the “EBITDA multiples”) as multiple ratio.

In performing the DCF Analysis, SMBC Nikko evaluated the corporate value by discounting the future cash flow based on financial forecasts for the period from the fiscal year ending March 31, 2015 through the fiscal year ending March 31, 2018 prepared by the Company to the present value at certain rates. SMBC Nikko calculated terminal value by perpetual growth rate method and EBITDA multiples method. For perpetual growth rate method, SMBC Nikko applied perpetual growth rate (the “PGR”) of 0%, and for EBITDA multiples method, SMBC Nikko applied EBITDA multiples of 2.7~3.7x. SMBC Nikko applied the discount rate of 6.51~7.51%.

The following ranges of the share exchange ratio represent ranges of value per the Company’s common share, equivalent to the number of Panasonic common shares.

Methodology adopted	Range of calculation of Share Exchange Ratio
Market Price Analysis	2.14-2.20
Comparable Companies Analysis	2.33-2.93
DCF Analysis	2.40-4.32

In calculating the above share exchange ratio, SMBC Nikko used all relevant information received from Panasonic and the Company and all relevant publicly available information as is, assuming that all of such materials and information, etc., were accurate and complete and that there are no facts undisclosed to SMBC Nikko that may give material effect on the calculation of the share exchange ratio, and has not independently verified the accuracy and completeness thereof. SMBC Nikko has not independently valued, appraised or assessed assets and liabilities (including contingent liabilities) of Panasonic and the Company, their respective subsidiaries and affiliates, and has not made any analysis and valuation of each of such assets and liabilities. SMBC Nikko has not independently requested any third-party institution to make such appraisal or assessment. In addition, SMBC Nikko assumed that the financial forecast of the Company was prepared by the management of the Company based on their best forecast and judgment that could be obtained at this point and in accordance with reasonable and appropriate methods. The calculation of the share exchange ratio by SMBC Nikko reflects the information and economic conditions up to February 2, 2015. The results of calculation of the share exchange ratio by SMBC Nikko are not expressions of opinion concerning the fairness of the share exchange ratio in the transaction.

In performing the DCF Analysis, SMBC Nikko did not assume any substantial increase or decrease in the profit projected in the business plan of the Company.

The financial forecasts of the Company do not reflect the consummation of the Share Exchange and the Assignment of Business.

(2) Matters Pertaining to the Adequacy of the Amounts of the Stated Capital and Reserves of Panasonic

The amount of the increases in the stated capital and reserves of Panasonic upon the Share Exchange are as follows:

The amount of stated capital to be increased:

0 yen

The amount of capital reserve to be increased:

Minimum amount required to be increased pursuant to the provisions of laws and regulations.

The amount of legal reserve to be increased:

0 yen

These amounts were determined within the scope of laws and regulations, through comprehensive consideration and review of the capital policy and other circumstances of Panasonic, and thus the Company considers that they are adequate.

(3) Reason for Electing the Common Stock of Panasonic as the Consideration for the Stock Exchange

The Company and Panasonic elected the common stock of Panasonic, which is the wholly-owning parent company in share exchange, as the consideration for the Share Exchange.

Based on the fact that the common shares of Panasonic are listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange and thus the opportunity to trade such shares will also be secured at each Stock Exchange after the Share Exchange, the fact that the shareholders of the Company can share the synergetic effect due to the Share Exchange, and other relevant facts, the Company considers that the above-mentioned election is appropriate.

(4) Matters Considered in order to Avoid Harming the Interests of the Company’s Shareholders other than Panasonic

	Measures to Ensure Fairness

Since Panasonic already owns 63.70% of the voting rights of all shareholders of the Company, Panasonic and the Company have determined that it is necessary to ensure the fairness of the Share Exchange and therefore have implemented the following measures:

(i)	Valuation Report from Third-Party Valuation Institution

Panasonic appointed Nomura Securities, acting as a third-party valuation institution, and received a valuation report dated February 3, 2015 therefrom concerning the share exchange ratio. For the outline of the valuation report, see in 3.(1)‚(ii) above.

On the other hand, the Company appointed SMBC Nikko Securities, acting as a third-party valuation institution, and received a valuation report dated February 3, 2015 therefrom concerning the share exchange ratio. For the outline of the valuation report, see in 3.(1)‚(ii) above.

Neither Panasonic nor the Company has received an opinion (fairness opinion), from each third-party valuation institution, to the effect that the Share Exchange Ratio is proper or fair from a financial viewpoint.

(ii)	Advice from Independent Law Firms

Panasonic appointed Nagashima Ohno & Tsunematsu as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Nagashima Ohno & Tsunematsu is independent of Panasonic and the Company, and has no material interest in Panasonic or the Company.

On the other hand, the Company appointed OH-EBASHI LPC & PARTNERS as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

OH-EBASHI LPC & PARTNERS is independent of Panasonic and the Company, and has no material interest in Panasonic or the Company.

‚	Measures to Avoid Conflicts of Interest

Since Panasonic is the controlling shareholder of the Company, who already owns 63.70% of the voting rights of all shareholders of the Company, the Company implemented the following measures in order to avoid conflicts of interest.

(i) Obtainment of a Response to Referrals (toshinsho) from a Third-Party Committee That Has No Interest in the Controlling Shareholder

On December 18, 2014, the Company established a third-party committee (the “Third-Party Committee”) consisting of three (3) members: Mr. Kunio Miura (an attorney at Kawamoto Miura Law Office) and Mr. Naoki Yamashita (a certified public accountant at Yamashita CPA and Tax Accountant Office), who are independent and outside experts having no interest in Panasonic, the controlling shareholder of the Company and Mr. Makoto Iwahashi, who is acting as an outside audit & supervisory board member and independent director/audit & supervisory board member of the Company, in order to prevent circumstances in which the Share Exchange is implemented under terms and conditions that are disadvantageous to the minority shareholders of the Company. In examining the Share Exchange, the Company referred to the Third-Party Committee: whether or not (a) the purpose of the Share Exchange is reasonable, (b) the appropriateness of the terms and conditions of the exchange under the Share Exchange is ensured, (c) the interests of the minority shareholders of the Company are fully considered in the Share Exchange through fair procedures and (d) based on the foregoing, the Company’s decision to implement the Share Exchange would be disadvantageous to the minority shareholders of the Company.

From December 18, 2014 to February 3, 2015, the Third-Party Committee carefully reviewed the matters referred to it by holding meetings eight (8) times in total, as well as by gathering information and consulting with each other whenever necessary. In conducting the examination, the Third-Party Committee received an explanation from the Company concerning the purpose of, and background leading to, the Share Exchange, the details of its corporate value, and the process of negotiation for, and determination of, the terms and conditions of the Share Exchange, including the share exchange ratio, and an explanation from SMBC Nikko Securities concerning the valuation of the share exchange ratio in the Share Exchange. In addition, the Third-Party Committee also received an explanation from OH-EBASHI LPC & PARTNERS, the legal advisor to the Company, concerning the decision making method and procedures implemented by the Board of Directors of the Company with respect to the Share Exchange. Under the above background, the Third-Party Committee submitted a response to referrals (toshinsho) on February 3, 2015 to the Board of Directors of the Company to the effect that there are no circumstances in which the resolution by the Board of Directors of the Company to implement the Share Exchange would be materially disadvantageous to the minority shareholders of the Company, on the basis of the explanations, calculation results and other materials it reviewed.

(ii) Unanimous Approval by the Directors and Audit & Supervisory Board Members, Excluding Directors and/or Audit & Supervisory Board Members Who Have an Interest in the Controlling Shareholder

Among the directors of the Company, Mr. Takahiro Nakagawa, an outside director of the Company, also serves as an employee of Panasonic, and thus did not participate in any of the discussions regarding or voting on the Share Exchange at the Board of Directors meeting of the Company, and also did not participate in any of the discussions and negotiations regarding the Share Exchange on behalf of the Company, in order to avoid conflicts of interest.

Among the audit & supervisory board members of the Company, Mr. Eiji Furusawa, an outside audit & supervisory board of member of the Company, also serves as an employee of Panasonic, and thus did not participate in any of the discussions at the Board of Directors meeting of the Company regarding the Share Exchange nor expressed his opinion thereon, in order to avoid conflicts of interest.

The resolution for the Share Exchange at the Board of Directors meeting of the Company was unanimously approved by eight (8) out of the nine (9) directors of the Company, excluding Mr. Takahiro Nakagawa set forth above, and two (2) out of the three (3) audit & supervisory board members of the Company, excluding Mr. Eiji Furusawa set forth above, participated in the said meeting and all of them expressed the opinion that they had no objections to the implementation of the Share Exchange.

4. Matters which Would Serve as Reference Information Regarding the Consideration for the Share Exchange

(1) The Provisions of the Articles of Incorporation of Panasonic

The Articles of Incorporation of Panasonic are disclosed on our Internet website (http://is-c.panasonic.co.jp/) in accordance with laws and ordinances and the provisions of Article 15 of the Articles of Incorporation of the Company.

(2) Matters Pertaining to the Method for Realization of the Consideration for the Share Exchange

	Market where the consideration for the Share Exchange is traded

The common shares of Panasonic are traded on the First Section of the Tokyo Stock Exchange and the First Section of the Nagoya Stock Exchange.

‚	Person who provides an intermediary, brokerage, or agency service for the transactions in the consideration for the Share Exchange

Intermediary, brokerage, or other services for the common shares of Panasonic are provided by the securities companies or the like across Japan.

ƒ	The contents of any restriction on transfer or other disposition of the consideration for the Share Exchange

There is no applicable restriction.

(3) Matters Pertaining to the Market Price of the Consideration for the Share Exchange

The average closing share prices of the common shares of Panasonic at the First Section of the Tokyo Stock Exchange for the most recent one (1) month-period and three (3) month-period ending on the business day immediately preceding to the day on which the execution of the Share Exchange Agreement was publicly announced (February 3, 2015) are 1,360 yen and 1,432 yen, respectively.

In addition, the latest market price, etc., of the common shares of Panasonic can be found at the Internet website of the Tokyo Stock Exchange (http://www.tse.or.jp/) or the like.

(4) The Contents of the Balance Sheets Pertaining to Each Business Year of Panasonic, of Which the Last Day Has Arrived in the Past Five Years

Since Panasonic has been submitting the annual securities report for each business year pursuant to the provisions of Article 24, Paragraph 1 of the Financial Instrument and Exchange Act, description under this paragraph is omitted.

5. Matters Pertaining to the Adequacy of the Provisions for Share Option in the Share Exchange

There is no applicable matter.

6. Matters Pertaining to the Financial Statements, etc.

(1) The Contents of the Financial Statements, etc. for the Most Recent Business Year of Panasonic

The contents of the financial statements, etc. for the most recent business year (the business year that ended in March 2015) of Panasonic are disclosed on our Internet website (http://is-c.panasonic.co.jp/) in accordance with laws and ordinances and the provisions of Article 15 of the Articles of Incorporation of the Company.

(2) The Contents of any Event Which Took Place after the Last Day of the Most Recent Business Year, and Which Would Have a Material Impact on the Property Status of the Company and Panasonic.

	The Company

There is no applicable event.

‚	Panasonic

There is no applicable event.

Agenda Item No. 2: <omitted>